Erik Vayntrub Associate Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 486-9108 Tel (213) 486-9041 Fax thecapitalgroup.com

June 12, 2018

Mark A. Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	American Funds U.S. Government Money Market Fund (the “Fund”)
File Nos. 333-157162 and 811-22277

Dear Mr. Cowan:

This letter is in response to the oral comments you provided on May 29, 2018 to the Fund’s Post-Effective Amendment No. 29 to the Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 31 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”), in which the Fund registered its new Class ABLE-A shares. We appreciate your prompt response to the filing. Our responses to your comments are set forth below. We will incorporate any changes to the Registration Statement in a filing pursuant to Rule 485(a) under the 1933 Act to be automatically effective on July 1, 2018 (the “Amendment”).

Summary Prospectus

A.	Fees and expenses of the fund

  Please explain why “Other expenses” for each of Class T, Class F-3, Class 529-T and Class ABLE shares in the Fund’s “Annual fund operating expenses” table are based on estimated amounts for the current fiscal year.

Response: The Fund’s Class T, Class F-3, Class 529-T and Class ABLE-A shares are all new share classes. The Fund’s T, 529-T and ABLE-A share classes are not yet operational and are not presently offered for sale to the public. The Fund’s nascent F-3 share class, in turn, has been operational for less than one fiscal year. Accordingly, certain class-level operating expenses for these new share classes must be estimated. For example, transfer agency fees, which are included in the “Other expenses” line item, are not fixed and will differ for shares held by the Fund’s transfer agent and shares held by third parties. Because the Fund’s Class T, Class 529-T and Class ABLE-A shares are not yet offered to the public and because the Fund’s F-3 share class has not yet matured, the Fund must estimate the ratio of shares held by the Fund’s transfer agent relative to shares held by third parties in order to calculate expected transfer agency expenses for the new share classes. Since such transfer agency costs are a requisite input into the “Other expenses” calculation, and since transfer agency costs for a new share class must be estimated, “Other expenses” for Class T, Class F-3, Class 529-T and Class ABLE-A shares for the current fiscal year are, by definition, also estimated.

B.	Investment results

  According to the Fund’s “Shareholder fees” table, the Fund imposes no sales charge on purchases of Class T and Class 529-T shares. We note, in turn, that the “Average annual total returns” table provides return data assuming imposition of a maximum sales charge. Please reconcile the fact that the Fund charges no sales load on Class T and Class 529-T shares with the returns disclosure that suggests a sales load is charged.

Response: We note initially that, because the share classes are not yet operational, the “Average annual total returns” table does not currently include Class T and Class 529-T shares. That said, though, Instruction 1 to Item 26(b)(1) of Form N-1A requires that a registrant’s average annual total return calculations assume deduction of the maximum sales load applicable to each share class. For certain of the Fund’s share classes, including the T and 529-T share classes, the maximum sales load (as reflected in the Fund’s “Shareholder fees” table) is 0 basis points (i.e., there is no sales load). Accordingly, the return data for those share classes reflects no sales load whatsoever in satisfaction of the requirements of Form N-1A.

Statutory Prospectus

A.	Sales charges; Sales charge waivers

  As noted above, the Fund’s “Shareholder fees” table provides that the Fund imposes no sales charge on purchases of Class T and Class 529-T shares. Please reconcile this disclosure with the Fund’s subsequent disclosure under “Sales charges” and “Sales charge waivers,” which describes initial sales charges applicable to Class T and Class 529-T shares and means of reducing that initial sales charge.

Response: We have updated the disclosure in the Fund’s prospectus to address this comment (i) by deleting the referenced disclosure under “Sales charge waivers” and (ii) by revising the disclosure under “Sales charges” to read as follows:

Class T shares Class T shares of the fund are sold without an initial sales charge. However, if shares of the fund are exchange for shares of an American Funds non-money market fund, the sales charge applicable to the non-money market fund may apply.

B.	Appendix

  The Fund’s “Shareholder fees” table provides that the Fund imposes no front-end sales loads on purchases of shares. Please reconcile this disclosure with the inclusion of an appendix that details the availability of certain front-end sales charge waivers and discounts. If appropriate, please revise the appendix disclosure to include only contingent deferred sales charge waivers that are unique to the referenced intermediaries. Additionally, if the appendix is appropriately included, please note that the appendix should be referenced in the narrative introduction to the Fund’s “Shareholder fees” table.

Response: Although the Fund imposes no front-end sales charges on purchases of shares, exchanges of shares of the Fund initially purchased without a sales charge to shares of another American Fund will be subject to the appropriate sales charge applicable to the other fund. That being the case, the appendix appropriately details front-end sales charge waivers and discounts for the benefit of the Fund’s holders, many of whom exchange their holdings in the Fund for positions in other American Funds. Accordingly, to address this comment, we have updated the narrative introduction to the Fund’s “Shareholder fees” table to include a reference to the appendix as follows:

Fees and expenses of the fund This table describes the fees and expenses that you may pay if you buy and hold shares of the fund. In addition to the fees and expenses described below, you may also be required to pay brokerage commissions on purchases and sales of Class F-2 or F-3 shares of the fund. Upon selling shares of the fund or exchanging those shares for shares of other American Funds, you may qualify for certain sales charge discounts. More information about these and other discounts is available from your financial professional and in the sales charge waiver appendix to this prospectus.

  How are the terms “same fund family” and “employee-related accounts,” as those terms are used in the appendix, defined? Are these defined terms in each intermediary’s account-linking rules? If so, consider supplementing the appendix disclosure to clarify as much.

Response: The terms “same fund family” and “employee-related accounts,” as those terms are used in the appendix, are defined by the respective intermediaries in their own sales charge waiver policies. How those terms are used and defined across intermediaries may differ. Accordingly, to avoid undue investor confusion, we have supplemented the narrative introduction to the appendix disclosure with the following:

Please contact the applicable intermediary with any questions regarding how the intermediary applies the policies described below and to ensure that you understand what steps you must take to qualify for any available waivers or discounts.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 486-9108.

Sincerely,

/s/ Erik A. Vayntrub

Erik A. Vayntrub

Associate Counsel